Hydrogenics Corporation

Third Quarter 2011 Consolidated Financial Statements
and Results of Operations

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Interim Balance Sheets
(in thousands of US dollars)
(unaudited)

	September 30, 2011	December 31, 2010
Assets
Current assets
Cash and cash equivalents	$6,506	$7,881
Restricted cash (note 17)	2,352	883
Trade and other receivables	4,354	5,603
Grants receivable	315	572
Inventories (note 6)	8,808	8,376
Prepaid expenses	430	762
	22,765	24,077
Non-current assets
Restricted cash (note 17)	366	225
Property, plant and equipment	1,997	1,871
Intangible assets	155	200
Goodwill	5,076	5,100
	7,594	7,396
Total assets	$30,359	$31,473

Liabilities
Current liabilities
Trade and other payables (note 7)	$8,170	$6,584
Provisions (note 8)	1,632	2,350
Unearned revenue	5,196	3,751
Warrants (note 10)	1,955	1,252
	16,953	13,937
Non-current liabilities
Other non-current liabilities (note 9)	1,302	2,100
Total liabilities	18,255	16,037

Equity
Share capital (note 10)	318,012	313,461
Contributed surplus	17,376	16,731
Accumulated other comprehensive loss	(627)	(705)
Deficit	(322,657)	(314,051)
Total equity	12,104	15,436
Total equity and liabilities	$30,359	$31,473

Going concern (note 1) Contingencies and guarantees (notes 14 and 17)

Douglas Alexander Chairman	Norman Seagram Director

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

Third Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Interim Statements of Operations and Comprehensive Loss
(in thousands of US dollars, except for share and per share amounts)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Revenues	$4,932	$5,590	$16,200	$15,125
Cost of sales	4,049	4,150	12,783	11,665
Gross profit	883	1,440	3,417	3,460

Operating expenses
Selling, general and administrative expenses (note 11)	2,146	2,757	7,837	8,458
Research and product development expenses (note 12)	880	1,069	3,218	2,501
Litigation settlements (note 10)	-	-	-	(437)
Other (gains) losses	16	5	51	(13)
	3,042	3,831	11,106	10,509
Loss from operations	(2,159)	(2,391)	(7,689)	(7,049)

Finance income (expenses)
Interest income	12	12	26	49
Interest expense	(44)	(54)	(152)	(176)
Foreign currency gains	143	347	286	529
Foreign currency losses	(175)	-	(324)	(365)
Other finance gains (losses), net (note 13)	459	(179)	(753)	1,840
Finance income (loss), net	395	126	(917)	1,877

Loss before income taxes	(1,764)	(2,265)	(8,606)	(5,172)
Income tax expense	-	-	-	3
Net loss for the period	(1,764)	(2,265)	(8,606)	(5,175)

Exchange differences on translating foreign operations	(873)	1,169	78	(672)
Comprehensive loss for the period	$(2,637)	$(1,096)	$(8,528)	$(5,847)

Net loss per share
Basic and diluted (note 16)	$(0.27)	$(0.51)	$(1.43)	$(1.04)

Weighted average number of common shares outstanding (note 16)	6,604,249	4,420,201	6,036,675	4,990,648

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

Third Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Interim Statements of Changes in Equity
(in thousands of US dollars, except for share and per share amounts)
(unaudited)

	Share capital		Contributed		Accumulated other compre- hensive	Total
	Number	Amount	surplus	Deficit	income (loss)	equity
Balance at January 1, 2010	3,701,987	$307,038	$16,474	$(307,503)	$-	$16,009
Comprehensive loss for the period	-	-	-	(5,175)	(672)	(5,847)
Issuance of common shares	1,786,660	6,423	-	-	-	6,423
Adjustment for partial shares on share consolidation	(17)	-	-	-	-	-
Stock-based compensation expense (note 11)	-	-	198	-	-	198

Balance at September 30, 2010	5,488,630	313,461	16,672	(312,678)	(672)	16,783

Comprehensive loss for the period	-	-	-	(1,373)	(33)	(1,406)
Stock-based compensation expense (note 11)	-	-	59	-	-	59

Balance at December 31, 2010	5,488,630	313,461	16,731	(314,051)	(705)	15,436

Comprehensive loss (income) for the period	-	-	-	(8,606)	78	(8,528)
Issuance of common shares	1,115,245	4,542	-	-	-	4,542
Adjustment for partial shares on share consolidation	(2)	-	-	-	-	-
Issuance of common shares on exercise of stock options	1,175	9	-	-	-	9
Stock-based compensation expense (note 11)	-	-	645	-	-	645
Balance at September 30, 2011	6,605,048	$318,012	$17,376	$(322,657)	$(627)	$12,104

The authorized share capital of the Corporation consists of an unlimited number of common shares with no par value and an unlimited number of preferred shares in series with no par value.

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

Third Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Interim Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$(1,764)	$(2,265)	$(8,606)	$(5,175)
Items not affecting cash:
Loss on disposal of assets	-	-	7	-
Amortization and depreciation	249	383	718	872
Unrealized other losses (gains), net	-	3	-	(18)
Other finance (gains) losses, net	(459)	179	753	(1,840)
Unrealized foreign exchange (gains) losses	(341)	600	52	(56)
Non-cash selling, general and administrative expenses	-	-	-	763
Stock-based compensation (note 11)	100	31	645	198
Net change in non-cash working capital (note 19)	647	(1,174)	3,189	(2,158)
Cash used in operating activities	(1,568)	(2,243)	(3,242)	(7,414)

Investing activities
(Increase) decrease in restricted cash	(630)	431	(1,610)	779
Proceeds from disposal of property, plant and equipment	-	-	10	-
Purchase of property, plant and equipment	(153)	(159)	(818)	(247)
Cash provided by (used in) investing activities	(783)	272	(2,418)	532

Financing activities
Repayment of non-current liabilities	(95)	-	(266)	-
Common shares, stock options and warrants issued and exercised, net of issuance costs (note 10)	7	3,766	4,551	8,366
Cash provided by (used in) financing activities	(88)	3,766	4,285	8,366

Increase (decrease) in cash and cash equivalents during the period	(2,439)	1,795	(1,375)	1,484
Cash and cash equivalents - Beginning of period	8,945	8,848	7,881	9,159
Cash and cash equivalents - End of period	$6,506	$10,643	$6,506	$10,643

Supplemental disclosure
Income taxes paid	$-	$1	$2	$2
Interest paid	44	4	138	14

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

Third Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 1.  Description of Business and Going Concern

Hydrogenics Corporation and its subsidiaries (“Hydrogenics” or the “Corporation”) design, develop and manufacture hydrogen generation products based on water electrolysis technology, and fuel cell products based on proton exchange membrane (“PEM”), technology. The Corporation has manufacturing plants in Canada and Belgium and a satellite facility in Germany and sells its products around the world.

The address of the Corporation’s registered office is 220 Admiral Boulevard, Mississauga, Ontario, Canada.  The Corporation’s shares trade under the symbol “HYG” on the Toronto Stock Exchange (“TSX”) and under the symbol “HYGS” on the NASDAQ.

While the accompanying consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities during the normal course of operations and the continuation of operations for the foreseeable future, there are material uncertainties related to certain conditions and events that cast significant doubt on the Corporation’s ability to continue as a going concern. The events and conditions that cast significant doubt include the Corporation’s recurring operating losses and negative cash flows from operations and the risk of not securing additional funding. The Corporation expects these conditions to continue in the near term.

The Corporation needs to increase its revenues to generate profits and related positive operating cash flows. There are various uncertainties affecting the Corporation’s revenues related to the current market environment, including the level of sales orders, the length of sales cycles, the continuing development of products by the Corporation, the adoption of new technologies by customers, price competition, the continuation of government incentives for the Corporation’s customers and the ability of customers to finance purchases.

The Corporation also requires additional funding in the form of debt or equity in addition to the funding obtained during the three and nine months ended September 30, 2011.  On August 9, 2010, the Corporation entered into a subscription agreement (the “Agreement”) with CommScope, Inc. of North Carolina, a wholly owned subsidiary of CommScope, Inc. (“CommScope”), pursuant to which CommScope purchased from Hydrogenics 2,186,906 common shares for $8,500.  During the three months ended September 30, 2010, the Corporation closed the first two tranches under the terms of the Agreement for gross cash proceeds of $4,000.  During the nine months ended September 30, 2011, the Corporation closed the third and fourth tranches under the terms of the Agreement for gross cash proceeds of $4,500.

On September 28, 2011, the Corporation entered into an agreement with the Ontario government for a loan of up to CA$6,000. The financial support is in the form of an interest free loan. The loan disbursements and interest terms are contingent on certain deliverables. See note 15 for further discussion.

While the Corporation continues to pursue various additional sources of financing, there are no definitive plans at this stage and there is no assurance these initiatives will be successful or provide additional funds sufficient to continue operations.

In addition to the material uncertainties referred to above a negative change in broader economic conditions could have a negative impact on the Corporation’s business, results of operations and consolidated financial condition, or the Corporation’s ability to forecast results and cash flows, and it may cause a number of the risks the Corporation currently faces (such as the ability to increase revenue and raise capital) to increase in likelihood, magnitude and duration.

The Corporation’s ability to continue as a going concern and manage these material uncertainties is dependent on the successful execution of its business plan, which involves: (i) securing additional financing to fund its operations; (ii) continued investment in research and product development by advancing product designs for efficiency, durability, cost reduction and entry into complementary markets

Third Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

to improve overall gross margins; (iii) increasing market penetration and sales to improve operating cash flows; and (iv) actively managing its working capital to preserve cash resources.  At present, the success of these initiatives cannot be assured due to the material uncertainties described above.

These consolidated interim financial statements do not include any adjustments or disclosures that may result from the Corporation’s inability to continue as a going concern. If the going concern assumption were not found to be appropriate for these consolidated interim financial statements, adjustments might be necessary to the carrying values of assets and liabilities and the reported expenses and consolidated balance sheet classifications; such adjustments could be material.

Note 2.  Basis of Preparation and Adoption of IFRS

The Corporation prepares its consolidated interim financial statements in accordance with Canadian generally accepted accounting principles as set out in The Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Corporation commenced reporting on this basis in its 2011 consolidated interim financial statements. In these consolidated interim financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These consolidated interim financial statements have been prepared in accordance with IFRS applicable to the preparation of consolidated interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting, and IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”). The accounting policies followed in these consolidated interim financial statements are the same as those applied in the Corporation’s interim consolidated financial statements for the period ended March 31, 2011. The Corporation has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect. Note 5 discloses the impact of the transition to IFRS on the Corporation's reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Corporation’s annual consolidated financial statements for the year ended December 31, 2010.

The policies applied in these consolidated interim financial statements are based on IFRS policies effective as of November 10, 2011, the date the Board of Directors approved these consolidated interim financial statements. Any subsequent changes to IFRS that are given effect in the Corporation’s annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these consolidated interim financial statements, including the transition adjustments recognized on changeover to IFRS.

These consolidated interim financial statements should be read in conjunction with the Corporation’s consolidated interim financial statements for the three months ended March 31, 2011, the six months ended June 30, 2011 and the Canadian GAAP annual consolidated financial statements for the year ended December 31, 2010. Note 5 of the Corporation’s consolidated interim financial statements for the three months ended March 31, 2011 discloses IFRS information for the year ended December 31, 2010 that is material to an understanding of these consolidated interim financial statements.

In June 2011, the Corporation filed consolidated interim financial statements for the three months ended March 31, 2011, the Corporation’s initial presentation of its results and interim financial position under IFRS. In July 2011, the Corporation filed consolidated interim financial statements for the three and six months ended June 30, 2011, the Corporation’s interim financial position under IFRS.

Third Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 3.  Significant accounting judgments and estimation uncertainties

Significant accounting estimates and judgments

The preparation of consolidated interim financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated interim financial statements and notes to the consolidated interim financial statements. These estimates are based on management’s best knowledge of current events and actions the Corporation may undertake in the future. Actual results could differ from those estimates. Significant areas requiring the Corporation to make estimates include goodwill impairment testing, warranty provisions, warrants, repayable government contributions and the post-retirement benefit liability.

Unless disclosed below, the significant accounting judgments and estimation uncertainties used in the preparation of these consolidated interim financial statements should be read in conjunction with the consolidated interim financial statements and notes thereto for the three months ended March 31, 2011 as these consolidated interim financial statements follow the same accounting policies and methods of application.

Some of these estimates and judgments are further discussed below:

(i)	Warranty provision

The Corporation typically provides a warranty for parts and/or labour for up to one year or based on time of shipment or commissioning or based on certain operating specifications, such as hours of operation. Management considers historical field data, results of internal testing and in certain circumstances application, in determining the value of this provision.

(ii)	Warrants

The Corporation has warrants outstanding that can be settled in cash at the option of the holder in the case of certain defined transactions (“Fundamental Transactions”), such as a change in control of the Corporation.  The cash settlement amount is determined based on the Black-Scholes value on the date of the Fundamental Transaction. The key estimates and judgment used by management in arriving at the fair value of these warrants at the end of each period relate to inputs to a binomial pricing model that relies on observable inputs, such as the market price of the Corporation’s underlying common shares, the term to maturity, risk-free interest rate and volatility.

(iii)	Repayable government contributions

The Corporation has received government contributions related to certain historical research and development projects.  Under the terms of one of these contracts, prior to its renegotiation in January 2011 (as discussed in note 9), the Corporation was obligated to pay royalties related to the sale of certain of its products. Prior to January 2011, the financial liability was measured as the net present value of future royalties owed, which was based on a percentage of revenues generated over a specific time period.  The key assumptions used in the valuation prior to January 2011 were projected annual revenues and a discount rate of 14%.

Subsequent to January 2011, this liability is measured at the net present value of future specified payments, plus an additional payment of 3% of the net proceeds of all equity instrument financing transactions completed by the Corporation on or before September 30, 2017 or the sum of CA$800, whichever shall be the lesser amount. The key assumptions used in the valuation are the estimate of net proceeds of all equity instrument financing transactions on or before September 30, 2017 and the discount rate of 14%.

Third Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

(iv)	Post-retirement benefit liability

The Corporation has a post-retirement benefit obligation.  The liability, which is unfunded and payable in Canadian dollars, is a defined benefit plan to be paid to a beneficiary.  The key assumptions used in this valuation are annual payments of CA$100, the expected life of the beneficiary of approximately six years and the discount rate of 4%.

Note 4.  Accounting standards and amendments to existing standards not yet effective

Accounting standards not yet effective

The IASB has issued the following standards, which have not yet been adopted by the Corporation. The Corporation has not yet begun the process of assessing the impact the new and amended standards will have on its interim consolidated financial statements and does not anticipate early adoption of any of the new requirements.

The following is a description of the new standards:

IFRS 9 – Financial Instruments, was issued in November 2009 and contained requirements for financial assets. This standard addresses the classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments, with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments; such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income (loss). Where such equity instruments are measured at fair value through other comprehensive income (loss), dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income (loss) indefinitely.  The standard is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.

Requirements for financial liabilities were added in October 2010 and largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income (loss).

IFRS 10 – Consolidated Financial Statements, requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces Standing Interpretations Committee (“SIC-12”), Consolidation - Special Purpose Entities and parts of IAS 27, Consolidated and Separate FinancialStatements. The standard is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted if adopted with IFRS 11 (“IFRS 11”) – Joint Arrangements and IFRS 12 – Disclosure of Interest in Other Entities (“IFRS 12”)

IFRS 11 – Joint Arrangements, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-monetary Contributions By Venturers. The

Third Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

standard is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted if adopted with IFRS 10 and IFRS 12.

IFRS 12 – Disclosure of Interests in Other Entities, establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off-balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. The standard is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted, with or without the adoption of IFRS 10 and IFRS 11.

IFRS 13 – Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. The standard is applied prospectively to annual periods beginning on or after January 1, 2013, with early adoption permitted.

Amendments to existing standards not yet effective

In addition to the issuance of new standards, there have been amendments to existing standards, including IAS 1, “Presentation of Financial Statements” (“IAS 1”), IAS 19, “Employee Benefits” (“IAS 19”), IAS 27, Consolidated and Separate Financial Statements (“IAS 27”) and IAS 28, Investments in Associates (“IAS 28”). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to 13. Amendments to IAS 27 and IAS 28 are applicable to annual periods beginning on or after January 1, 2013, with early adoption permitted. The amendments to IAS 1 will require entities to group items presented in other comprehensive income (“OCI”) based on an assessment of whether such items may, or may not, be reclassified to earnings at a subsequent date.  Amendments to IAS 1 are applicable to annual periods beginning on or after July 1, 2012, with early adoption permitted. Amendments to IAS 19 eliminate an entity’s option to defer the recognition of certain gains and losses related to post-employment benefits and requires remeasurement of associated assets and liabilities in OCI.  Amendments to IAS 19 are applicable on a modified retrospective basis to annual periods beginning on or after January 1, 2013, with early adoption permitted.

Note 5.  Transition to IFRS

Overview

The effect of the Corporation’s transition to IFRS, described in note 2, is summarized as follows: (i) transition elections; (ii) reconciliation of equity and comprehensive loss as previously reported under Canadian GAAP to IFRS; (iii) explanatory notes; and (iv) adjustments to the consolidated interim statement of cash flows.

(i)	Transition elections

The adoption of IFRS requires the application of IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS effective at the end of the Corporation’s first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

Third Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

The transition elections used in the preparation of these consolidated interim financial statements are the same transition elections as disclosed in the consolidated interim financial statements and notes thereto for the three months ended March 31, 2011.  Refer to the consolidated interim financial statements and notes thereto for the three months ended March 31, 2011 for details of the transitional exceptions and exemptions to full retrospective application of IFRS applied by the Corporation in its preparation of the opening IFRS consolidated balance sheet as at January 1, 2010, the Corporation’s “transition date.”

ii) Reconciliation of equity and comprehensive loss as previously reported under Canadian GAAP to IFRS

	September 30, 2010
Assets	Cdn. GAAP	Adj.	IFRS
Current assets
Cash and cash equivalents	$10,643	$-	$10,643
Restricted cash	835	-	835
Trade and other receivables	5,684	-	5,684
Grants receivable	916	-	916
Inventories	8,671	-	8,671
Prepaid expenses	995	-	995
	27,744	-	27,744
Non-current assets
Restricted cash	229	-	229
Property, plant and equipment	2,085	-	2,085
Intangible assets	221	-	221
Goodwill	5,184	-	5,184
	7,719	-	7,719
Total assets	$35,463	$-	$35,463
Liabilities
Current liabilities
Trade and other payables (note 5 (iii)(a), (b))	$12,054	$(3,344)	$8,710
Provisions (note 5 (iii)(a))	-	2,308	2,308
Unearned revenue	3,880	-	3,880
Warrants (note 5 (iii)(d))	-	1,360	1,360
	15,934	324	16,258
Non-current liabilities
Other non-current liabilities (note 5 (iii)(b),(c))	-	2,422	2,422
	15,934	2,746	18,680
EQUITY
Share capital (note 5 (iii)(d))	316,167	(2,706)	313,461
Contributed surplus (note 5 (iii)(e))	16,970	(298)	16,672
Accumulated other comprehensive income (loss) (note 5 (iii)(g))	(6,148)	5,476	(672)
Deficit (note 5 (iii)(h))	(307,460)	(5,218)	(312,678)
Total equity	19,529	(2,746)	16,783
Total equity and liabilities	$35,463	$-	$35,463

Third Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Three months ended September 30, 2010			Nine months ended September 30, 2010
	Canadian GAAP	Adj.	IFRS	Canadian GAAP	Adj.	IFRS
Revenues	$5,590	$-	$5,590	$15,125	$-	$15,125
Cost of sales	4,150	-	4,150	11,665	-	11,665
Gross profit	1,440	-	1,440	3,460	-	3,460

Selling, general and administrative expenses (note 5 (iii)(d),(e),(f))	2,477	280	2,757	7,588	870	8,458
Research and product development expenses	1,069	-	1,069	2,501	-	2,501
Litigation settlements	-	-	-	(437)	-	(437)
Other gains	5	-	5	(13)	-	(13)
Amortization of property, plant and equipment (note 5 (iii)(f))	296	(296)	-	622	(622)	-
Amortization of intangible assets (note 5 (iii)(f))	29	(29)	-	72	(72)	-
	3,876	(45)	3,831	10,333	176	10,509
Loss from operations	(2,436)	45	(2,391)	(6,873)	(176)	(7,049)

Interest income	11	1	12	47	2	49
Interest expense (note 5(iii)(c))	-	(54)	(54)	-	(176)	(176)
Foreign currency gains	239	-	239	529	-	529
Foreign currency losses	108	-	108	(365)	-	(365)
Other finance gains, net (note 5 (iii)(c),(d))	-	(179)	(179)	-	1,840	1,840
Finance income, net	358	(232)	126	211	1,666	1,877

Loss before income taxes	(2,078)	(187)	(2,265)	(6,662)	1,490	(5,172)
Current income tax expense	-	-	-	3	-	3
Net loss for the period	(2,078)	(187)	(2,265)	(6,665)	1,490	(5,175)

Exchange differences on translating foreign operations	1,169	-	1,169	(672)	-	(672)
Comprehensive loss for the period	$(909)	$(187)	$(1,096)	$(7,337)	$1,490	$(5,847)

(iii)	Explanatory notes

a)
Warranties and other provisions. Under IFRS, warranty and other provisions, which were classified as accounts payable and accrued liabilities in the Canadian GAAP consolidated interim financial statements, have been reclassified as provisions. Refer to note 8 for further discussion.

b)
Post-retirement benefit liability. The Corporation has a liability for a post-retirement benefit obligation, which is unfunded and payable in Canadian dollars. This liability was classified in accounts payable and accrued liabilities in the Canadian GAAP consolidated interim financial statements.  In preparing the IFRS consolidated interim balance sheet, the non-current portion of this financial liability has been classified in other non-current liabilities. The amount of this reclassification at September 30, 2010 was $1,036.

c)
Repayable government contributions. The Corporation has received government contributions related to certain historical research and development projects.  Under the terms of one of these contracts, prior to its renegotiation in January 2011 (as discussed in note 9), the Corporation was

Third Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

obligated to pay royalties related to the sale of certain of its products.  Under the terms of IAS 39,   there is a requirement for this contract to be recorded as a financial liability under IFRS and measured at amortized cost.  The value of the financial liability is measured as the net present value of future royalties owed, which are based on a percentage of revenues generated over a specific time period (see note 9(ii) for further details). Under Canadian GAAP, the royalty obligation was accrued at the time of sale.  The adjustment to the values of this financial liability at September 30, 2010, was $1,386. Changes in the value of this financial liability of ($40) and ($259) for the three and nine months ended September 30, 2010 have been recorded in other finance gains, net and interest accretion of $53 and $174 has been recorded in interest expense for the three and nine months ended September 30, 2010, respectively.

d)
Warrants. As described in note 10, on January 14, 2010, the Corporation issued 500,002 warrants pursuant to a registered direct offering (the “Offering”). The warrants can be settled in cash at the option of the holder in the case of certain Fundamental Transactions, such as a change in control of the Corporation. The cash settlement amount is determined based on the Black-Scholes value on the date of the Fundamental Transaction. For Canadian GAAP, the Corporation has included the warrants within share capital because it was not probable that a Fundamental Transaction would occur. Under IFRS, the Corporation is required to classify these warrants as a liability at the time of their issuance because of the cash settlement features associated with the warrants. The Corporation has determined the fair value of these warrants under IFRS at the time of issuance to be $2,941, and $1,360 at September 30, 2010. The fair value as determined using a binomial pricing model that relies on observable inputs, such as the market price of the Corporation’s underlying common shares, the term to maturity, risk-free interest rate and volatility. Transaction costs incurred and applicable to the warrants of $235 have been included in selling, general and administrative expenses for the three and nine months ended September 30, 2010. The decrease in fair value during the nine months ended September 30, 2010 of $1,581 and the increase in fair value during the three months ended September 30, 2010 of $219 are included within net loss for the IFRS consolidated interim financial statements.

e)
Stock-based compensation. Under IFRS, stock-based compensation cost is based on the estimated number of instruments expected to vest, which are then re-estimated at reporting dates to the extent that subsequent information indicates the actual number of instruments expected to vest is likely to differ from previous estimates. Under Canadian GAAP, forfeitures of stock-based compensation awards, Deferred Share Units (“DSUs”) and Restricted Share Units (“RSUs”) can be accounted for in the period in which the forfeiture occurs. The amount of the forfeiture gain (loss) calculated under IFRS is $45 and $59 for the three and nine months ended September 30, 2010 respectively.

f)
Amortization. Amortization, in the amount of $325 and $694 for the three and nine months ended September 30, 2010 which was presented separately on the consolidated interim statement of operations and comprehensive loss under Canadian GAAP, has been reclassified and included in selling, general and administrative expenses.

g)	Accumulated other comprehensive income (loss). A summary of transition adjustments to the Corporation’s accumulated other comprehensive loss from Canadian GAAP to IFRS is as follows:

September 30, 2010
Accumulated other comprehensive loss, as reported under Canadian GAAP	$(6,148)
Cumulative translation adjustment (note 5 (i))	5,476
Accumulated other comprehensive loss, as reported under IFRS	$(672)

Third Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

h)	Deficit. A summary of transition adjustments to the Corporation’s accumulated deficit from Canadian GAAP to IFRS is as follows:

September 30, 2010
Accumulated deficit, as reported under Canadian GAAP	$(307,460)
Repayable government contributions (note 5(iii)(c))	(1,386)
Warrants (note 5 (iii)(d))	1,346
Stock-based compensation (note 5 (iii)(e))	298
Cumulative translation adjustment (note 5 (i))	(5,476)
Accumulated deficit, as reported under IFRS	$(312,678)

(iv)	Adjustments to the consolidated interim statement of cash flows. The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated by the Corporation.

Note 6.  Inventories

	September 30, 2011	December 31, 2010
Raw materials	$2,830	$2,702
Work-in-progress	4,841	3,700
Finished goods	1,137	1,974
	$8,808	$8,376

During the three and nine months ended September 30, 2011, the Corporation recorded provisions of $94 and $220, respectively (September 30, 2010 - $144 and $344, respectively) and reversed previously accrued net realizable value provisions for inventory totalling $nil and $177, respectively (September 30, 2010 - $447 and $621, respectively).  Previously accrued net realizable value inventory provisions were reversed as a result of the recovery for production of inventory parts in sub assemblies, which were previously written off.  During the three and nine months ended September 30, 2011, approximately $2,192 and $9,015, respectively, of inventories were expensed in cost of sales (September 30, 2010 - $2,887 and $8,402, respectively).

Note 7.  Trade and other payables

Accounts payable and accrued liabilities are as follows:

	September 30, 2011	December 31, 2010
Trade accounts payable	$2,737	$2,153
Supplier accruals	1,593	769
Liabilities for compensation plans indexed to our share price	1,322	675
Accrued payroll and related compensation	840	717
Current portion of repayable government contributions	381	338
Accrued professional fees	128	497
Facility accruals	217	397
Current portion of post-retirement benefit liability	100	100
Other	852	938
	$8,170	$6,584

Third Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 8.  Provisions

Changes in the Corporation’s aggregate provisions for the nine months ended September 30, 2011 and 2010 are as follows:

	Warranties	Legal claims	Other provisions	Total
At January 1, 2011	$2,350	$-	$-	$2,350
Additional provisions	748	-	-	748
Utilized during the period	(786)	-	-	(786)
Unused amounts reversed	(663)	-	-	(663)
Foreign exchange differences	(17)	-	-	(17)
At September 30, 2011	$1,632	$-	$-	$1,632

	Warranties	Legal claims (note 10)	Other provisions	Total
At January 1, 2010	$3,185	$-	$652	$3,837
Additional provisions	1,062	1,000	-	2,062
Utilized during the period	(1,246)	(1,000)	(652)	(2,898)
Unused amounts reversed	(305)	-	-	(305)
Foreign exchange differences	(388)	-	-	(388)
At September 30, 2010	$2,308	$-	$-	$2,308

Note 9. Other non-current liabilities

Other non-current liabilities are as follows:
	September 30, 2011	December 31, 2010
Non-current post-retirement benefit liability (i)	$589	$1,162
Non-current repayable government contributions (ii)	713	938
	$1,302	$2,100

(i)
Post-retirement benefit liability. The liability, which is unfunded and payable in Canadian dollars, is a defined benefit plan to be paid to a beneficiary. See note 3 for a discussion of critical estimates used in valuing this obligation.  During the nine months ended September 30, 2011, there was a change in the actuarial valuation.

(ii)
Repayable government contributions. The Corporation has received government contributions related to certain historical research and development projects. In 1998, Stuart Energy Systems Corporation (“Stuart Energy”) entered into an agreement (the “TPC Agreement”) with Technologies Partnerships Canada (“TPC”), a program of Industry Canada to develop and demonstrate hydrogen fleet fuel appliances. This agreement was amended in 2003 to expand the

Third Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

scope of work and resulted in Stuart Energy receiving a total of CA$5,873 of funding from TPC.  Pursuant to an amendment to the TPC Agreement, Stuart Energy received an additional CA$1,410 of funding. Stuart Energy undertook to repay future royalty payments until such time as CA$17,400 (the “Repayable Loan Amount”) was paid. The amended agreement required Stuart Energy to commence making royalty payments against the Repayable Loan Amount on the earlier of revenues of Stuart Energy reaching a minimum of CA$90,000 or April 1, 2007. In accordance with the terms of the agreement, Stuart Energy was required to commence payments to TPC at 0.53% of Stuart Energy’s annual gross business revenues for a period of 12 years or until the Repayable Loan Amount was fully repaid.

The carrying value of the financial liability for the TPC Agreement at January 1, 2010 and December 31, 2010 (see note 5(iii)(c)) was determined by taking the net present value of royalties owed based on 0.53% of actual and estimated future revenues generated between April 2007 and April 2019, using an effective interest rate of 14%.

In January 2011, the Corporation entered into an amended agreement (the “Amendment”) with Industry Canada. Under the terms of the Amendment, a total of CA$1,500 will be paid to Industry Canada in quarterly instalments commencing in January 2011 and continuing until September 2017. An additional payment of 3% of the net proceeds of all equity instrument financing transactions completed by the Corporation on or before September 30, 2017 or the sum of CA$800, whichever shall be the lesser amount, shall be paid to Industry Canada (the “Contingent Amount”).

The Amendment was not determined to be a significant modification of the TPC Agreement for accounting purposes. Accordingly, as at the date of the Amendment, the carrying value of the liability was adjusted to $1,158, determined by taking the net present value of the CA$1,500 due in accordance with the Amendment plus $285, which represented the Corporation’s best estimate of the Contingent Amount, using the effective interest rate inherent in the original TPC Agreement of 14%. The values of the liability at September 30, 2011 and December 31, 2010 were $1,094 and $1,276, respectively, of which the current portions of $381 and $338 were included in trade and other payables, respectively.

The change in the fair value of this liability of ($54) and $51 (September 30, 2010 - ($40) and ($259)) and interest accretion of $42 and $135 during the three and nine months ended September 30, 2011 (September 30, 2010 - $53 and $174) have been recorded in other finance gains and losses, net and interest expense, respectively.

Note 10.  Share capital

Share consolidation
On February 8, 2010, the Corporation announced it would implement a share consolidation of its issued and outstanding common shares in order to comply with the Minimum Bid Price Rule of the NASDAQ Global Market. The consolidation was effective as of March 12, 2010 and was implemented with a ratio of one post-consolidation share for every 25 pre-consolidation shares.

Strategic alliance with CommScope
On August 9, 2010, the Corporation entered into a strategic alliance with CommScope, a global leader in infrastructure solutions for communications networks, that calls for the development and distribution of specialized fuel cell power systems and includes an equity investment in the Corporation. Pursuant to the terms of the agreement, the Corporation will use the proceeds to develop next-generation power modules for telecom related backup power applications to be incorporated by CommScope in its products sold to customers worldwide.

Third Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Under the agreement, CommScope agreed to purchase from the Corporation up to a maximum of 2,186,906 common shares on a private placement basis in four tranches for a maximum aggregate purchase price of $8,500. The first tranche, which closed on August 12, 2010, consisted of 879,393 common shares for an aggregate purchase price of $3,237 ($3.68 per share). The second tranche, which closed on September 29, 2010, consisted of 207,268 common shares for an aggregate purchase price of $763 ($3.68 per share). The Corporation incurred issuance costs of $234 in connection with the issuance of the first and second tranches.

The third tranche closed on March 31, 2011 and consisted of 488,998 common shares for an aggregate purchase price of $2,000 ($4.09 per share).  The Corporation incurred issuance costs of $8 in connection with the issuance of the third tranche.

The fourth tranche closed on June 30, 2011 and consisted of 611,247 common shares for an aggregate purchase price of $2,500 ($4.09 per share).  The Corporation incurred issuance costs of $5 in connection with the issuance of the fourth tranche.

The Agreement provides, among other things, that CommScope will have certain participation rights, in future financings and, subject to the maintenance of certain ownership requirements, will have the right to have one non-voting observer on the Board of Directors of the Corporation. The Corporation and CommScope have also entered into an intellectual property licence agreement on the closing of the first tranche, wherein the Corporation has granted to CommScope a licence to certain intellectual property resulting from the transaction, which will only be exercisable by CommScope on the occurrence of specified events (such as the Corporation becoming insolvent or exiting the fuel cell business).

Registered direct offering
On January 14, 2010, the Corporation issued units pursuant to the Offering with two institutional investors, resulting in gross proceeds of $5,000 before placement agent’s fees and other offering expenses. The terms of the Offering were set out in a securities purchase agreement (the “Purchase Agreement”), dated January 11, 2010, between the Corporation, Alpha Capital Anstalt (“Alpha”) and Iroquois Master Fund Ltd. (“Iroquois”). Under the terms of the Offering, the Corporation sold 12,500,000 units for $0.40 per unit (500,000 units and $10.00 per unit, respectively, on a post-consolidated basis). The units consisted of 12,500,000 shares (500,000 shares on a post-consolidated basis) of the Corporation and warrants for the purchase of one common share for each common share purchased; 5,983,886 (239,356 on a post-consolidated basis) of these warrants (the “Series A warrants”) are exercisable at any time until January 14, 2015, at an exercise price of $0.52 per common share ($13.00 on a post-consolidated basis). The remaining 6,516,114 warrants (260,646 on a post-consolidated basis) (the “Series B warrants”) are exercisable for a period of five years beginning on July 15, 2010, at an exercise price of $0.52 per common share ($13.00 on a post-consolidated basis). Under the terms of the Offering, each of Alpha and Iroquois paid $2,500 for 6,250,000 common shares, 2,992,200 Series A warrants and 3,250,075 Series B warrants (250,000 common shares, 119,688 Series A warrants and 130,323 Series B warrants on a post-consolidated basis) of the Corporation.  The exercise price of the Series A and B warrants will be reduced if the Corporation completes a share offering, whereby the price per common share of such an offering is lower than $13.00 per common share (post-consolidation).  As a result of the investment by CommScope on August 9, 2010, the exercise price of the Series A and B warrants issued to each of Alpha and Iroquois was reduced to $3.68 per common share.

The warrants can be settled in cash at the option of the holder in the case of certain Fundamental Transactions.  The cash settlement amount is determined based on the Black-Scholes value on the date of the Fundamental Transaction. The Corporation has included the warrants within liabilities at issuance because of the cash settlement features associated with the warrants.  The Corporation has measured these warrants at fair value at the time of issuance as $2,941, at December 31, 2010 as $1,252 and at September 30, 2011 as $1,955.  The fair value was determined using a binomial pricing model that relies on observable inputs, such as the market price of the Corporation’s underlying common shares, the term to maturity, risk-free interest rate, and volatility. The change in fair value during the three and nine months

Third Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

ended September 30, 2011 of ($405) and $702, respectively (September 30, 2010 - $219 and ($1,581), respectively) is included within other finance gains and (losses), net.

On February 23, 2010, Alpha filed suit against the Corporation and two of its officers in the Supreme Court of the State of New York (County of New York) regarding the Corporation’s share consolidation, which was announced on February 8, 2010. At March 31, 2010, the Corporation accrued $1,000 of non-cash litigation settlements in anticipation of the expected costs to settle this matter. This amount was classified in provisions on the consolidated interim balance sheet. On May 21, 2010, the Corporation settled these claims by issuing 100,000 common shares to each of Alpha and Iroquois on a private placement basis in the United States. Under the terms of each settlement agreement, the Corporation filed with the U.S. Securities Exchange Commission a registration statement on Form F-3 covering the resale of the 100,000 common shares issued to each of Alpha and Iroquois. The value of the common shares issued to settle this matter was $763.

During the nine months ended September 30, 2011, 15,000 Series A warrants were exercised at the reduced exercise price of $3.68 per common share for gross proceeds of $55.

Note 11. Stock-based compensation

During the nine months ended September 30, 2011, 304,935 (September 30, 2010 - 73,332) stock options with a weighted average fair value of $871 ($2.86 per option) at the date of grant (September    30, 2010 - $2.97) were issued to employees.  All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors. The fair value of the stock options was determined using the Black-Scholes option pricing model with the following weighted average assumptions:
September 30, 2011
Risk-free interest rate (%)	1.97% - 2.46%
Expected volatility (%)	59.00% - 61.35%
Expected life (in years)	4
Expected dividends	$nil

Stock-based compensation expense of $100 and $645 for the three and nine months ended September 30, 2011 is included in selling, general and administrative expenses (September 30, 2010 - $76 and $257).  This includes $339 recognized as stock-based compensation option expense in respect of the executive stock options surrendered as discussed below and $306 in respect of amortization of outstanding stock options.

On January 18, 2011, as a result of the desire to make a greater number of stock options available for non-executive officers and, in regard to the current level of stock options available for granting, the Corporation’s named executive officers voluntarily surrendered all 159,276 stock options held by them. At September 30, 2011, there were 426,290 stock options outstanding with a weighted average exercise price of CA$45.42. The unvested portion of stock options surrendered of $339 was recognized as stock-based compensation option expense when the stock options were surrendered.

Also included in selling, general and administrative expenses for the three and nine months ended September 30, 2011 is ($242) and $584 of compensation expense and fair value adjustment related to outstanding DSUs and RSUs discussed below.

Third Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

In 2004, the Corporation created a DSU plan for directors. During the nine months ended September 30, 2011, 15,005 (September 30, 2010 - 35,844) DSUs were issued with immediate vesting on the date of issuance. As at September 30, 2011, 102,924 (September 30, 2010 - 76,985) DSUs were outstanding under the DSU plan. The Corporation recognized a compensation expense (recovery) of ($77) and $243 for the three and nine months ended September 30, 2011 (September 30, 2010 - $107 and $(39)). The liability amount of $643 (December 31, 2010 - $328) is included in trade and other payables.

In 2008, the Corporation created an RSU plan for senior executives. During the nine months ended September 30, 2011, 84,302 (September 30, 2010 - 179,033) RSUs were awarded under the terms of the RSU plan, with vesting occurring on December 31 of the third year following the date of grant.  As at September 30, 2011, 270,362 (September 30, 2010 - 267,353) RSUs were outstanding under the RSU plan.  The Corporation recognized a compensation expense (recovery) of ($165) and $341 for the three and nine months ended September 30, 2011 (September 30, 2010 - $69 and $(35)). The liability amount of $678 (December 31, 2010 - $338) is included in trade and other payables.

Note 12.  Research and product development expenses

Research and product development expenses are recorded net of non-repayable third party program funding received or receivable. For the three and nine months ended September 30, 2011, research and product development expenses and non-repayable program funding, which has been received or is to be received, are as follows:

	Three months ended September 30,
	2011	2010
Research and product development expenses	$1,030	$866
Research and non-repayable product development (funding) reversal	(150)	203
Net research and product development expenses	$880	$1,069

	Nine months ended September 30,
	2011	2010
Research and product development expenses	$3,546	$3,303
Research and non-repayable product development funding	(328)	(802)
Net research and product development expenses	$3,218	$2,501

Note 13.  Other finance gains and losses, net
Components of other finance gains and losses, net, are as follows:

	Three months ended September 30,
	2011	2010
Gain (loss) from change in fair value of warrants (note 10)	$405	$(219)
Gain from change in net present value of repayable government contribution (note 9)	54	40
	$459	$(179)

Third Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Nine months ended September 30,
	2011	2010
Gain (loss) from change in fair value of warrants (note 10)	$(702)	$1,581
Gain (loss) from change in net present value of repayable government contribution (note 9)	(51)	259
	$(753)	$1,840

Note 14. Contingencies

The Corporation has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service.

These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Corporation has purchased directors’ and officers’ liability insurance. No amount has been recorded in these consolidated interim financial statements with respect to these indemnification agreements, as the Corporation is not aware of any claims.

In the normal course of operations, the Corporation may provide indemnification agreements, other than those listed above, to counterparties that would require the Corporation to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in these consolidated interim financial statements with respect to these indemnification agreements, as the Corporation is not aware of any claims.

Note 15.   Lines of credit and other loan facilities

Operating lines of credit
At September 30, 2011, the Corporation had operating lines of credit negotiated up to 3,750 euros, or the US equivalent of $4,998 (December 31, 2010 - $4,687).

Pursuant to the terms of the credit facility, Hydrogenics Europe NV (the “Borrower”), a wholly owned Belgian-based subsidiary, may borrow a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of 1,500 euros. The Borrower may also borrow up to 500 euros for general business purposes.  The credit facility bears interest at a rate of EURIBOR plus 1.45% per annum and is secured by a 1,000 euro secured first charge covering all assets of the Borrower. The credit facility contains a negative pledge precluding the Borrower from providing security over its assets. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account divided by total liabilities of not less than 25%, and ensure that its intercompany accounts with the Corporation do not fall below a defined level. At September 30, 2011, the Corporation was in compliance with these covenants.

Third Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

The amount of the available lines of credit is reduced by 1,528 euros, the amount of the outstanding standby letters of credit and letters of guarantee, if any, issued from time to time by the Belgian financial institution. At September 30, 2011, the Corporation had availability of 2,222 euros or the US equivalent of $2,961 (December 31, 2010 – $4,078). The Corporation had availability of 500 euros under the general business purposes operating line of credit.

At September 30, 2011 and 2010, the Corporation had no indebtedness on its lines of credit.

Other loan facilities
On September 28, 2011, the Corporation entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for funding up to CA $6,000. Each draw on the loan is calculated based on 50% of eligible costs to a maximum of CA$1,500 per disbursement. Eligible costs must be incurred between October 1, 2010 and September 30, 2015. Other than the first disbursement which is available immediately based on eligible costs incurred, there are certain conditions to be met in order to qualify for subsequent loan disbursements.  These conditions differ for each disbursement and are dependent upon the execution of certain commercial events.

The maturity date of the loan is ten years from the date of the first disbursement. The loan will be interest-free for the first five years commencing on the first day of the month following the date of the first disbursement, if certain criteria are met, such as the retention and creation of a specified number of jobs. After this five year period the loan will bear interest at a rate of 3.67%, if all criteria have been met, and will require repayment at a rate of 20% per year of the outstanding balance for the next five years. If the criteria are not met, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan. The loan agreement has not been drawn upon at September 30, 2011, and accordingly, no amount has been recorded by the Corporation as of September 30, 2011.

Note 16.  Net loss per share

For the three and nine months ended September 30, 2011, the weighted average number of common shares outstanding was 6,604,249 and 6,036,675. No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share, as the effect would be anti-dilutive.

Note 17.  Guarantees

As at September 30, 2011, the Corporation had outstanding standby letters of credit and letters of guarantee issued by several financial institutions that totalled $4,700 (December 31, 2010 - $2,805), with expiry dates extending to October 2012. The Corporation has restricted cash totalling $2,718 as partial security for these standby letters of credit and letters of guarantee. These instruments relate primarily to obligations in connection with the terms and conditions of the Corporation’s sales contracts. The standby letters of credit and letters of guarantee may be drawn on by the customer if the Corporation fails to perform its obligations under the sales contracts and the Corporation would be liable to the financial institution for the amount of the standby letter of credit or letter of guarantee in the event the instruments are drawn on.

Note 18.  Related party transactions

In the normal course of operations, the Corporation subcontracts certain manufacturing functions to a corporation owned by a relative of one of the key management personnel of the Corporation. Billings by this related corporation for material totalled $3 and $96 in the three and nine months ended September 30, 2011 (September 30, 2010 - $101 and $172). At September 30, 2011, the Corporation has an accounts payable balance due to this related party of $2 (December 31, 2010 - $4).

CommScope became a related party as a result of CommScope’s recent investments in the Corporation. Revenues from this related party for product were $122 and $148 in the three and nine months ended

Third Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

September 30, 2011 (September 30, 2010 - $9 and $10).  At September 30, 2011, the Corporation has an account receivable balance due from this related party of $25 (December 31, 2010 - $46).

All related party transactions have been recorded at the fair values, which are the consideration paid or received as established and agreed by the related parties.

Note 19.  Consolidated interim statements of cash flows

Components of the net change in non-cash working capital are as follows:

	Three months ended September 30,
	2011	2010
Decrease (increase) in current assets
Trade and other receivables	$(92)	$(2,902)
Grants receivable	202	158
Inventories	(113)	(57)
Prepaid expenses and other current assets	94	144
Increase (decrease) in current liabilities
Trade and other payables	(556)	1,085
Unearned revenue	1,112	398
	$647	$(1,174)

	Nine months ended September 30,
	2011	2010
Decrease (increase) in current assets
Trade and other receivables	$1,287	$(2,124)
Grants receivable	83	(518)
Inventories	(432)	3,075
Prepaid expenses and other current assets	289	237
Increase (decrease) in current liabilities
Trade and other payables	517	(2,162)
Unearned revenue	1,445	(666)
	$3,189	$(2,158)

Note 20.  Segmented financial information

The Corporation’s two reportable segments include OnSite Generation and Power Systems. Where applicable, corporate and other activities are reported separately as Corporate and Other. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products.

Third Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Financial information by reportable segment for the three and nine months ended September 30, 2011 and 2010 is as follows:

	Three months ended September 30, 2011
	OnSite Generation	Power Systems	Corporate and Other	Total
Revenues from external customers	$4,222	$710	$-	$4,932
Gross profit (loss)	951	(68)	-	883
Selling, general and administrative expenses	833	760	553	2,146
Research and product development expenses, net	13	858	9	880
Other finance gains, net	-	-	459	459
Interest income	-	-	12	12
Interest expense	-	-	(44)	(44)
Segment gain (loss) (i)	104	(1,686)	(182)	(1,764)

	Nine months ended September 30, 2011
	OnSite Generation	Power Systems	Corporate and Other	Total
Revenues from external customers	$12,739	$3,461	$-	$16,200
Gross profit (loss)	2,618	799	-	3,417
Selling, general and administrative expenses	2,473	2,239	3,125	7,837
Research and product development expenses, net	506	2,678	34	3,218
Other finance losses, net	-	-	(753)	(753)
Interest income	-	-	26	26
Interest expense	-	-	(152)	(152)
Segment gain (loss) (i)	(362)	(4,118)	(4,126)	(8,606)

	Three months ended September 30, 2010
	OnSite Generation	Power Systems	Corporate and Other	Total
Revenues from external customers	$4,879	$711	$-	$5,590
Gross profit (loss)	1,117	323	-	1,440
Selling, general and administrative expenses	631	759	1,367	2,757
Research and product development expenses, net	290	826	(47)	1,069
Other finance gains, net	-	-	(179)	(179)
Interest income	-	-	12	12
Interest expense	-	-	(54)	(54)
Segment gain (loss) (i)	195	(1,260)	(1,200)	(2,265)

Third Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Nine months ended September 30, 2010
	OnSite Generation	Power Systems	Corporate and Other	Total
Revenues from external customers	$11,786	$3,339	$-	$15,125
Gross profit (loss)	2,113	1,347	-	3,460
Selling, general and administrative expenses	1,710	2,677	4,071	8,458
Research and product development expenses, net	587	1,850	64	2,501
Other finance gains, net	-	-	1,840	1,840
Interest income	-	-	49	49
Interest expense	-	-	(176)	(176)
Segment gain (loss) (i)	(186)	(3,177)	(1,809)	(5,172)

(i)
Segment gain (loss) includes directly attributable selling, general and administrative costs, research and product development costs, net of associated grants and amortization of property, plant and equipment and intangible assets.

The accounting policies for intersegment transactions are the same as those described in note 2.

Goodwill relating to the Corporation’s OnSite Generation segment at September 30, 2011 was $5,076 (December 31, 2010 - $5,100). The Corporation currently does not allocate its remaining assets among reportable segments.

Third Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Revenues are segmented by geography, as follows:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Norway	$1,394	$-	$1,394	$-
Guatemala	864	-	864	-
Germany	774	478	1,506	642
Egypt	638	3	1,220	32
United States	533	430	1,493	1,519
France	171	32	565	502
Russia	128	1,378	1,727	1,430
Greece	91	10	110	21
Canada	71	257	1,011	643
Argentina	33	-	1,045	-
India	25	2,337	121	2,805
Turkey	14	13	98	436
Netherlands	3	-	114	12
China	2	18	307	333
Algeria	-	-	3,114	11
Australia	-	20	558	-
Mexico	-	-	141	-
Italy	-	18	135	5
Sweden	-	132	90	134
New Zealand	-	156	2	9
Saudi Arabia	-	34	-	2,294
Colombia	-	-	-	2,308
Spain	-	-	-	371
Rest of world	191	274	585	1,618
	$4,932	$5,590	$16,200	$15,125

Note 21. Subsequent events

On October 25, 2011 the Corporation entered into an amended IP license agreement with CommScope, Inc. of North Carolina as discussed in Note 10 in order to conform with certain terms of the IP license agreement with the CA$6,000 million loan agreement with the Ontario Government as discussed in Note 15.

The IP license agreement grants CommScope a license to certain intellectual property resulting from CommScope's investment in Hydrogenics. The license is only exercisable by CommScope upon the occurrence of specified triggering events. The amendments to the IP license agreement expand the list of triggering events to include certain events of default under the loan agreement with the Ontario Government.

Third Quarter 2011 Consolidated Interim Financial Statements